KORE RESOURCES INC.
1101 Brickell Ave., South Tower, 8th Floor
Miami, FL 33131

October 21, 2014

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:  Suying Li, Staff Accountant

Re:         Kore Resources Inc.
Item 4.01 Form 8-K/A
Filed September 23, 2014
File No. 000-54977

Ladies and Gentlemen:

This letter sets forth the responses of Kore Resources Inc. (the “Company") to the comments of the reviewing staff (“Staff”) of the Securities and Exchange Commission (“Commission”) in connection with the above referenced filing as set forth in the comment letter of September 24, 2014.  Each numbered paragraph below responds to the comment having the same number in the September 24 letter.

1.
The words “except as noted in the subsequent paragraph” were inadvertently included in the Form 8-K/A that was filed on September 23, 2014, and an Amendment No. 2 to the Form 8-K was filed on September 24, 2014 to remove these words.  There were no disagreements at all with Anton & Chia.  It was also brought to our attention that the Form 8-K and 8-K/A’s erroneously stated that Anton & Chia had resigned, when in fact they were dismissed.  This has been corrected in the Amendment No. 3 to the Form 8-K that was being filed yesterday.

2.	We have obtained a new letter from Anton & Chia and have attached as an Exhibit to Amendment No. 3 to the 8-K, filed yesterday.

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Matthew Killian
Chief Executive Officer